SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated June 17, 2003

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                   ----------

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated June 17, 2003, announcing Rhodia's divestiture of its polyurethane flame retardants business.


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                                  [RHODIA LOGO]

                         RHODIA DIVESTS ITS POLYURETHANE

                            FLAME RETARDANTS BUSINESS

         Paris, June 17, 2003 - Rhodia and Albemarle Corporation have signed a binding agreement for Albemarle to acquire Rhodia's phosphorus-based polyurethane flame retardants business. The transaction is subject to regulatory approvals.

         Used in rigid and flexible polyurethane foam applications, Rhodia's polyurethane flame retardants activity generated sales of around 60 million euros in 2002 with approximately 90 employees.

         As part of the transaction, Albemarle is acquiring Rhodia's associated production site in Avonmouth in the United Kingdom. Rhodia will also supply Albemarle with flame retardants and intermediates manufactured at its sites in Charleston (S.C., USA), Oldbury and Widnes (UK).

         Polyurethane flame retardants are not a key segment for Rhodia's Phosphorus & Performance Derivatives. The Enterprise will focus on developing its global leadership position in Phosphorus chemistry through its strong positions in the water treatment, agriculture, lubricants, pharmaceuticals and textile markets.

         This transaction forms part of Rhodia's strategy to make targeted divestments of non-core businesses and reduce its net debt/EBITDA ratio, while re-aligning its portfolio on its growth model based on the cross fertilization of technologies and the development of high value-added solutions.



Rhodia's Phosphorus & Performance Derivatives (PPD) enterprise is a dynamic technology-driven and market focused business serving customers in the agriculture, lubricants, pharmaceuticals, textiles and water treatment markets. By working closely with clients and possessing detailed understanding of their processes, PPD develops new products and provides innovative solutions to meet customer needs.


Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 24,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


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Contacts


Press Relations
---------------

Jean-Christophe Huertas             [phone symbol] 33-1 55 38 42 51

Lucia Dumas                         [phone symbol] 33-1 55 38 45 48

Investor Relations
------------------

Marie-Christine Aulagnon            [phone symbol] 33-1 55 38 43 01
Fabrizio Olivares                   [phone symbol] 33-1 55 38 41 26



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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: June 17, 2003                           RHODIA

                                              By:    /s/ PIERRE PROT
                                                     -----------------------
                                              Name:  Pierre PROT
                                              Title: Chief Financial Officer


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